UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Muller Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

625306-10-5

(CUSIP Number)

Eric O. Madson

Robins, Kaplan, Miller & Ciresi L.L.P.

800 LaSalle Avenue, Suite 2800

Minneapolis, MN 55402

612-349-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625306-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VirtualFund.com, Inc. (41-1612861)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,427,000 shares

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 3,427,000 shares

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,427,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 22.4%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended as follows:

This Amendment No. 2 (the “Amendment No. 2”) is filed with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Muller Media, Inc. (f/k/a Business Translation Services, Inc.), a Nevada corporation (the “Issuer”), and amends the Amendment No. 1 filed by VirtualFund.com, Inc. on November 28, 2001 (“Amendment No. 1”) and the original Schedule 13D filed by VirtualFund.com, Inc. filed on November 15, 2001 (the “Schedule 13D”).

ITEM 2.	IDENTITY AND BACKGROUND
The second sentence of the Schedule 13D is hereby amended as follows: The business address of the Reporting Person is 13911 Ridgedale Drive, Suite 477, Minnetonka, Minnesota 55305.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
N/A

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

The Reporting Person is holding its shares of the Issuer’s Common Stock for investment purposes.

The Reporting Person does not have any plans respecting extraordinary corporate transactions affecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the delisting of the issuer's securities or similar actions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

(a)  The Reporting Person beneficially owns 3,427,000 shares of Common Stock of the Issuer, constituting approximately 22.4% of the outstanding Common Stock of the Issuer, based on 13,475,750 shares outstanding as reported in the Issuer’s Amendment No. 1 to the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002.  The shares beneficially owned by the Reporting Person include (i) 1,627,000 shares that are currently outstanding, (ii) 600,000 shares that could be acquired by the Reporting Person upon conversion of a promissory note, and (iii) 1,200,000 shares that could be acquired by the Reporting Person upon exercise of common stock purchase warrants. None of the individuals required to be named in Item 2 own any shares of the Common Stock of Muller Media, Inc.

The Reporting Person is the holder of a $300,000 promissory note payable by the Issuer which matures on October 31, 2002 and is payable in three installments (the “Note”).  The Note is convertible into the Issuer’s Common Stock under certain circumstances at an initial conversion price of $0.50 per share.  If the Issuer defaults on the Note, the Issuer must issue the Reporting Person an additional 2,000,000 shares of Common Stock and the conversion price per share will be reduced by 50%. In July 2002, the Issuer asserted that the Reporting Person had breached certain obligations to the Issuer and that the Issuer’s debt under the Note should be offset against compensation to the Issuer for the breach of these obligations.  The Issuer further notified the Reporting Person that it does not plan to make any additional payments under the Note.  The Reporting Person disputes these claims made by the Issuer.  The Reporting Person believes that the Issuer is in default under the Note and that the Reporting Person has the right to accelerate the entire balance of the Note and to exercise other rights under the Note.  The Reporting Person is currently considering it remedies against the Issuer.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)  On August 26, 2002, the Reporting Person effected a privately negotiated sale of 400,000 shares of the Issuer’s common stock at a price of $0.25 per share.  There were no other transactions in the class of securities reported on that were effected in the past sixty days by any person required to be named in Item 2.

(d) N/A
(e) N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
No Change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 6, 2002

VirtualFund.com, Inc.

By:	/s/ Joe Pupel
Joe Pupel, Interim CEO